EXHIBIT 99.1

Just Energy Group Inc. Announces Closing of the Early Redemption of Its 5.75% Convertible Debentures Due September 2018

TORONTO, March 27, 2018 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the "Company"), a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions and renewable energy options, announced today that it has closed its previously announced redemption of its 5.75% Convertible Debentures scheduled to mature on September 30, 2018 (TSX:JE.DB.B) (the “Redemption Debentures”). The Company paid in cash to the holders of Redemption Debentures a redemption price equal to $1,028.0411 for each $1,000 principal amount of Redemption Debentures, being equal to the aggregate of $1,000 and all accrued plus unpaid interest thereon to but excluding today’s date, in each case less any taxes required to be deducted or withheld.

About Just Energy Group Inc.

Established in 1997, Just Energy (NYSE:JE) (TSX:JE) is a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options. With offices located across the United States, Canada, the United Kingdom, Ireland, Germany and Japan, Just Energy serves approximately 1.5 million residential and commercial customers providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy Group Inc. is the parent company of Amigo Energy, Green Star Energy, Hudson Energy, Just Energy, Tara Energy and terrapass.  Visit justenergygroup.com to learn more. Also, find us on Facebook and follow us on Twitter.

FORWARD-LOOKING STATEMENTS

Just Energy's press releases may contain forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, the levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Michael Cummings
Investor Relations
Phone: 617.461.1101
michael.cummings@alpha-ir.com